UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number 001-38370

CollPlant Biotechnologies Ltd.

(Exact name of registrant as specified in its charter)

4 Oppenheimer St, Weizmann Science Park

Rehovot 7670104, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

This Form 6-K, the text under the headings “Three and Six Month-Period Ended June 30, 2024 Financial Results” and “Balance Sheet and Cash Flow”, the accompanying consolidated financial statements and “Forward Looking Statements” of the press release attached to this Form 6-K as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3 are hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-229163, 333-248479, 333-263842, 333-271320 and 333-279791) and Form F-3 (File No. 333-238731 and 333-269087), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On August 20, 2024, CollPlant Biotechnologies Ltd. (the “Company”) issued a press release entitled “CollPlant Biotechnologies Provides Business Updates and Second Quarter 2024 Financial Results”. In addition, on the same day, the Company issued condensed consolidated interim financial statements (unaudited) as of June 30, 2024 together with the Company’s Operating and Financial Review and Prospects for the same period.

Attached hereto and incorporated by reference herein are the following exhibits:

99.1	Press Release, dated August 20, 2024.

99.2	Condensed Consolidated Interim Financial Statements (unaudited) as of June 30, 2024.

99.3	Operating and Financial Review and Prospects as of June 30, 2024.

101.INS	XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COLLPLANT BIOTECHNOLOGIES LTD.

Date: August 20, 2024	By:	/s/ Eran Rotem
		Name:	Eran Rotem
		Title:	Deputy CEO and Chief Financial Officer

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